March 19, 2019

Paul Wogan
Chief Executive Officer
GasLog Ltd.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

       Re: GasLog Ltd.
           Registration Statement on Form F-3
           Filed March 12, 2019
           File No. 333-230205

Dear Mr. Wogan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at (202) 551-3301 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure